Morgan Stanley Bank, N.A. – Amendment Filing Summary of Changes – 5.2.2022

1. Documents Uploaded:
    a. Amendment Filing Summary of Changes (new)
    b. Morgan Stanley Bank, N.A. – NFA Form 7-R (previously submitted)
    c. Items 13a and 13b – supplemental Information (updated)